UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Form 11-K Pages
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	5

Notes to Financial Statements	6-16

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	17-18

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Savings Plan of Carpenter Technology Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Reading, Pennsylvania

June 23, 2009

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Dollars in thousands	2008	2007
Investments, at fair value	$335,392	$511,595
Receivables:
Participant contributions	—	544
Employer contribution	—	182

Total receivables	—	726

Net assets reflecting investments at fair value	335,392	512,321
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,727	278

Net assets available for benefits	$339,119	$512,599

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

Dollars in thousands	2008	2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(170,061)	$32,199
Interest and dividends	16,143	20,337

Total investment (loss) income	(153,918)	52,536

Contributions:
Participant	13,313	12,617
Participant rollover	927	1,534
Employer	5,290	5,187

Total contributions	19,530	19,338

Transfers in (Note 1)	—	63,844
Transfers out (Note 1)	(10,545)	—
Benefits paid to participants	(28,243)	(26,214)
Administrative expenses	(304)	(294)

Net (decrease) increase	(173,480)	109,210
Net assets available for benefits, beginning of year	512,599	403,389

Net assets available for benefits, end of year	$339,119	$512,599

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Transfers In

As a result of the Company’s decision to spin off and merge into the Plan a portion of the Employee Stock Ownership Plan of Carpenter Technology Corporation, a qualified plan, assets of certain participants in that plan, having a fair value of $63,844,000, were transferred into the Plan on March 19, 2007. Upon transfer, participants directed these assets to the investment fund(s) of their choice.

Transfers Out

Pursuant to the sales of certain subsidiaries of the Company, completed during 2008, the assets of certain participants, having a fair value of $10,545,000, were transferred out of the Plan in 2008.

Contributions

As defined in the Plan, each year, participants may contribute up to 35% of annual compensation on a pre-tax basis, and up to 35% of annual compensation on an after-tax basis. The combined contributions cannot exceed 35% of total compensation. Participants who are age 50 or older may make “catch-up contributions”, which are additional pre-tax contributions. Participants may also contribute amounts representing rollover distributions from other qualified pension plans. The Company contributes an amount equal to 3% of each employee’s base pay. Contributions are subject to certain limitations.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of Plan (Continued)

Participants’ Accounts

Several accounts, all participant directed, are maintained for each participant, as follows:

•	Employee pre-tax salary deferral account - credited with participant pre-tax contributions

•	Employee after-tax account - credited with participant after-tax contributions

•	Company basic contribution account - credited with Company contributions

•	Rollover contribution account - credited with participant rollover contributions

•	Inter-plan transfer account - credited with transfers from other Company plans

Vesting

All contributions and Plan earnings thereon are fully vested and non-forfeitable.

Participant Loans

Loans are available for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus 1%. Loan repayments are required with each pay, and payment in full is required in the event of the participant’s separation from service.

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by April 15 of the year following the year in which the participant attains age 70- 1/2. Hardship and non-hardship in-service withdrawals, and withdrawals after age 59- 1/2, are permitted subject to certain restrictions. Benefits paid to participants are in cash, except for those accounts which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of the Company’s common stock or cash, at the participant’s option.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Basis of Accounting (Continued)

The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Significant estimates include the determination of the fair value of plan assets. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies and employer securities are stated at fair value, by reference to the closing price reported on the active market on which the securities are traded. The common/collective trust fund is valued at unit value, which represents fair value of the underlying assets. The methodology of determining the fair value of the underlying assets, which are deemed fully benefit-responsive investment contracts, is dependent on the type of underlying asset and includes using unadjusted quoted prices in active markets for identical assets, market values provided by third party vendors, and matrix pricing provided by third party vendors. Participant loans are valued at their outstanding balance, which approximates fair value.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The net appreciation or depreciation in the fair value of investments in the Statements of Changes in Net Assets Available for Benefits consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

New Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FSP No. FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The FSP defers the effective date of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, to be effective for fiscal years beginning after December 15, 2008 for certain nonpublic enterprises. The FSP requires a nonpublic enterprise that elects to defer the application of FIN 48 to explicitly disclose that fact and also requires the disclosure of the enterprise’s accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies. The Plan is exempt from federal income taxes under the Internal Revenue Code.

The Plan has elected to defer the application of FIN 48. For the years ended December 31, 2008 and 2007, the Plan has accounted for uncertain tax positions, if any, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 - Investments

The following table presents fair value of investments at December 31:

Dollars in thousands	2008	2007
Registered investment companies	$215,348	$328,618
Employer securities	31,997	84,530
Common/collective trust*	77,123	86,612
Participant loans	10,924	11,835

	$335,392	$511,595

*	Contract value (in thousands) at December 2008 and 2007 is $80,850 and $86,890, respectively.

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2008	2007
Standish Mellon Stable Value Fund	$77,123	$86,612
Vanguard 500 Index Fund	42,634	72,667
Carpenter Technology Stock Fund	31,997	84,530
PIMCO Total Return Fund	31,346	26,585
American Funds EuroPacific Growth Fund	25,780	45,842
Vanguard Prime Money Market Fund	18,801	**
Dodge & Cox Stock Fund	**	33,256
Vanguard Mid-Cap Index Fund	**	31,747

**	Fund does not represent 5% or more of the Plan’s net assets at December 31

During 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held during the year) appreciated (depreciated) in value, as follows:

Dollars in thousands	2008	2007
Registered investment companies	$(106,702)	$2,674
Employer securities	(63,359)	29,525

	$(170,061)	$32,199

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Standish Mellon Stable Value Fund

The Plan invests in the Standish Mellon Stable Value Fund (the “Fund”), which is a common/ collective trust fund. This fund is only available to participants of the Plan. The following charts show the underlying assets of the Fund at December 31, 2008 and 2007:

Dollars in thousands
2008	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value
Insurance Company General Accounts:

Natixis Financial Products, Inc.	AA+/Aa1	$21,439	$41	$1,825	$23,305
Monumental Life Aegon	AA+/Aa1	20,479	47	1,710	22,236

		41,918	88	3,535	45,541

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	5,053	6	(94)	4,965
Bank of America, N.A.	AAA/Aaa	14,133	9	235	14,377
JP Morgan Chase Bank	AAA/Aaa	11,944	7	51	12,002

		31,130	22	192	31,344

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	3,965	—	—	3,965

		3,965	—	—	3,965

Total Fund		$77,013	$110	$3,727	$80,850

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Standish Mellon Stable Value Fund (Continued)

Dollars in thousands
2007	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value
Insurance Company General Accounts:

Canada Life (P46145)	AA/Aa3	$1,003	$—	$—	$1,003
Canada Life (P46151)	AA/Aa3	709	—	—	709
Natixis Financial Products, Inc.	AA+/Aa1	20,947	(11)	208	21,144
Monumental Life Aegon (MDA00572TR)	AA+/Aa1	18,735	(3)	142	18,874
Ohio National	AA/A1	853	—	—	853
Principal Life	AA/Aa2	868	—	—	868
Protective Life	AA/Aa3	870	—	—	870

		43,985	(14)	350	44,321

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	7,357	1	(12)	7,346
Bank of America, N.A.	AAA/Aaa	12,683	(1)	29	12,711
JP Morgan Chase Bank (C03)	AAA/Aaa	1,135	—	(1)	1,134
JP Morgan Chase Bank (C02)	AAA/Aaa	395	—	(3)	392
Monumental Life Aegon (MDA00201TR3)	AAA/Aaa	186	—	(6)	180
UBS AG	AAA/Aaa	14,942	(1)	(79)	14,862

		36,698	(1)	(72)	36,625

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	5,944	—	—	5,944

		5,944	—	—	5,944

Total Fund		$86,627	$(15)	$278	$86,890

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Standish Mellon Stable Value Fund (Continued)

As described in Note 2, because a portion of the underlying investments of the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to those underlying investments of the Fund. Contract value as reported to the Plan, represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the underlying investments of the Fund. The crediting interest rate is based on a formula agreed upon with the various issuers. The fully benefit-responsive investments have minimum crediting interest rates. The minimum crediting interest rates reset periodically.

Certain events limit the ability of the Plan to transact at contract value with the various issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The underlying fully benefit-responsive investment contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields:	2008	2007
Based on actual earnings	4.77%	4.67%
Based on interest rate credited to participants	4.66%	4.82%

Note 5 - Fair Value Measurements

The Plan adopted FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”), as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Fair Value Measurements (Continued)

liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation methodologies used for assets measured at fair value are described in Note 2. Valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments at fair value, by level within the fair value hierarchy, on a recurring basis, as of December 31, 2008:

Dollars in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Registered investment companies	$215,348	$—	$—	$215,348
Employer securities	31,997	—	—	31,997
Common/collective trust	—	—	77,123	77,123
Participant loans	—	—	10,924	10,924

Total investments at fair value	$247,345	$—	$88,047	$335,392

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments, on a recurring basis, for the year ended December 31, 2008:

Dollars in thousands	Common/ Collective Trust	Participant Loans
Balance, beginning of year	$86,612	$11,835
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	(3,449)	—
Purchases, sales, issuances, repayments and settlements, net	(6,040)	(911)
Transfers in or out of Level 3, net	—	—

Balance, end of year	$77,123	$10,924

The amounts shown above as unrealized gains (losses) relating to instruments still held at the reporting date include amounts representing a change in the fair value of fully benefit-responsive investment contracts. As discussed in Note 2, the activity for these investments is recorded on a contract value basis, thus the amounts above are not reflected in the Statements of Changes in Net Assets Available for Benefits.

Note 6 - Related Parties and Party-in-Interest Transactions

Certain funds within the Plan are invested in shares of registered investment companies managed by Vanguard Fiduciary Trust Company, an affiliate of The Vanguard Group, and trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan in 2008 and 2007 for investment management services related to these funds amounted to $196,000 and $173,000, respectively.

Participants may elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases, at market value, related to the stock for 2008 and 2007 were $46,084,000 and $47,119,000, respectively. Total sales, at market value, related to the stock for 2008 and 2007 were $34,536,000 and $100,934,000 respectively.

As more fully described in Note 1, assets totaling $63,844,000 were transferred into the Carpenter Stock Fund within the Plan in 2007. Assets totaling $10,545,000, of which $722,000 pertained to the Carpenter Stock Fund, were transferred out of the Plan in 2008. The purchase and sale amounts above do not reflect activity related to these transfers.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2008 and 2007

Note 7 - Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

Note 8 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 9 - Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in participant account balances, and in the Statements of Net Assets Available for Benefits.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and investment income per the financial statements to the Form 5500:

	December 31,
Dollars in thousands	2008	2007
Net assets available for benefits, at contract value, per the financial statements	$339,119	$512,599
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,727)	(278)

Net assets available for benefits, at fair value, per Form 5500	$335,392	$512,321

Dollars in thousands	2008	2007
Investment (loss) income, per the financial statements	$(153,918)	$52,536
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,727)	(278)

Investment (loss) income, per Form 5500	$(157,645)	$52,258

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)			EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (1 of 2)			PN: 020
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Common Collective Trust:
	Interest Bearing Cash
*	Standish Mellon Asset Management, LLC	Mellon Bank STIF	$3,965,000

	Sub-total Interest Bearing Cash		3,965,000

	Insurance Company General Accounts
*	Standish Mellon Asset Management, LLC	Natixis Financial Products, Inc.	21,480,000
*	Standish Mellon Asset Management, LLC	Monumental Life Aegon	20,526,000

	Sub-total Insurance Company General Accounts		42,006,000

	Other (Buy-Hold Synthetic Contracts)
*	Standish Mellon Asset Management, LLC	Rabobank	5,059,000
*	Standish Mellon Asset Management, LLC	Bank of America, N.A.	14,142,000
*	Standish Mellon Asset Management, LLC	JP Morgan Chase Bank	11,951,000

	Sub-total Other (Buy-Hold Synthetic Contracts)		31,152,000

	Sub-total Common Collective Trust**		77,123,000

	Registered Investment Companies:
	American Funds	American Balanced Fund	14,451,000
	American Funds	American Funds EuroPacific Growth Fund	25,780,000
	Artisan Funds	Artisan Mid Cap Value Fund	9,435,000
	Dodge & Cox Funds	Dodge & Cox Stock Fund	15,888,000
	PIMCO	PIMCO Total Return Fund	31,346,000
	T. Rowe Price	TRP Emerging Markets Stock Fund	211,000
	T. Rowe Price	TRP Spectrum Growth Fund	2,589,000
*	Vanguard	Vanguard 500 Index Fund	42,634,000
*	Vanguard	Vanguard Explorer Fund	1,211,000
*	Vanguard	Vanguard Mid-Cap Index Fund	16,049,000
*	Vanguard	Vanguard PRIMECAP Fund	5,004,000
*	Vanguard	Vanguard Prime Money Market Fund	18,801,000
*	Vanguard	Vanguard Small-Cap Index Fund	5,681,000
*	Vanguard	Vanguard Small-Cap Value Index Fund	2,493,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest
**	Contract Value for Common Collective Trust is $80,850,000

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)			EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (2 of 2)			PN: 020
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Registered Investment Companies (Continued):
*	Vanguard	Vanguard Target Retirement 2005 Fund	1,209,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	10,497,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	6,161,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	2,317,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	2,165,000
*	Vanguard	Vanguard Target Retirement Income Fund	1,426,000

	Sub-total Registered Investment Companies		215,348,000

	Employer Securities
*	Carpenter Technology Corporation	Carpenter Technology Stock Fund	31,997,000

	Sub-total Employer Securities		31,997,000

	Participant Loans
*	Participant Loans	Loans to Participants Interest rate range 5.0% to 10.5%	10,924,000

	Sub-total Participant Loans		10,924,000

	Total Investments		$335,392,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date:	June 24, 2009	By:	/s/ K. Douglas Ralph
K. Douglas Ralph
Sr. Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm